SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2014

WALGREENS BOOTS ALLIANCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36759	47-1758322
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

108 Wilmot Road, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 315-2500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Revolving Credit Agreement

On December 19, 2014, Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA” or “Walgreens Boots Alliance”) and direct, wholly owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), and Walgreens entered into a Revolving Credit Agreement (the “Revolving Credit Agreement”) with the lenders party thereto and Mizuho Bank, Ltd., as administrative agent. The Revolving Credit Agreement is a 364-day unsecured, multicurrency revolving facility. The aggregate commitment of all lenders under the Revolving Credit Agreement will be equal to $750 million.

Walgreens will be the initial borrower under the Revolving Credit Agreement. To the extent that the Holdco Reorganization (as defined in the Revolving Credit Agreement) is consummated on or prior to the Alliance Boots Acquisition Closing Date (as defined in the Revolving Credit Agreement) (and subject to the satisfaction (or waiver) of certain other conditions set forth therein), WBA will also be a borrower under the Revolving Credit Agreement. Walgreens or, to the extent that the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, WBA, as applicable, may also designate any wholly owned subsidiary as a borrower under the Revolving Credit Agreement subject to certain conditions set forth therein (each, a “Designated Borrower”).

To the extent the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, Walgreens will guarantee (the “Walgreens Revolving Credit Agreement Guarantee”) the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of WBA under the Revolving Credit Agreement, which guarantee shall remain in full force and effect for so long as (A) the aggregate outstanding principal amount of Capital Markets Indebtedness, including the Existing Notes, and Commercial Bank Indebtedness (as those terms are defined in the Revolving Credit Agreement), in each case, of Walgreens is greater than or equal to $2.0 billion, (B) Walgreens guarantees any Capital Markets Indebtedness or Commercial Bank Indebtedness, in each case, of WBA, or (C) Walgreens guarantees any obligations of Walgreens Boots Alliance under either the Revolving Credit Agreement, dated as of November 10, 2014, among Walgreens, Walgreens Boots Alliance, Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto (as it may be amended, restated, supplemented or otherwise modified and as in effect from time to time) or the Term Loan Credit Agreement, dated as of November 10, 2014, among Walgreens, Walgreens Boots Alliance, Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto (as it may be amended, restated, supplemented or otherwise modified and as in effect from time to time). In addition, Walgreens or, to the extent that the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, WBA, as applicable, will guarantee the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of each Designated Borrower under the Revolving Credit Agreement.

The ability of any borrower to request the making of revolving loans under the Revolving Credit Agreement is subject to the satisfaction (or waiver) of certain conditions set forth therein. Subject to the terms of the Revolving Credit Agreement, any borrower may borrow, repay and reborrow revolving loans at any time prior to the earlier of (a) the date that is the Business Day (as defined in the Revolving Credit Agreement) immediately preceding the one year anniversary of the Alliance Boots Acquisition Closing Date, (b) the date that is 30 days after the one year anniversary of the Effective Date (as defined in the Revolving Credit Agreement), and (c) the date of termination in whole of the lenders’ commitments under the Revolving Credit Agreement in accordance with the terms thereof. Revolving loans will be available, at the option of the applicable borrower, in Dollars, Sterling, Euros, Yen, Swiss Franc or any other currency approved in accordance with the terms of the Revolving Credit Agreement.

Borrowings under the Revolving Credit Agreement will bear interest at a fluctuating rate per annum equal to, at the applicable borrower’s option, the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on Walgreens’ or, to the extent that the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, WBA’s credit ratings. In addition, Walgreens or, to the extent that the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, WBA will also pay to the lenders under the Revolving Credit Agreement certain customary fees, including a commitment fee on the daily actual excess of each lender’s commitment over its outstanding credit exposure under the Revolving Credit Agreement, calculated based on Walgreens’ or, to the extent that the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date, WBA’s credit ratings.

Voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the Revolving Credit Agreement are permissible without penalty, subject to certain conditions pertaining to minimum notice and minimum reduction amounts as described in the Revolving Credit Agreement.

The Revolving Credit Agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as well as a financial covenant requiring that, as of the last day of each fiscal quarter, commencing with the first quarter-end after the Effective Date, the ratio of Consolidated Debt to Total Capitalization (as those terms are defined in the Revolving Credit Agreement and giving effect to the Alliance Boots Acquisition (as defined in the Revolving Credit Agreement) (and the repayment or refinancing of indebtedness of Walgreens, Alliance Boots GmbH (“Alliance Boots”) and their respective subsidiaries in connection therewith) shall not be greater than 0.60:1.00.

The Revolving Credit Agreement also contains various events of default (subject to grace periods, as applicable) including among others: nonpayment of principal, interest or fees when due; breach of covenant; payment default on, or acceleration under, certain other material indebtedness; inaccuracy of the representations or warranties in any material respect; bankruptcy or insolvency; certain unfunded liabilities under employee benefit plans; certain unsatisfied judgments; certain ERISA violations; and the invalidity or unenforceability of the Walgreens Revolving Credit Agreement Guarantee (so long as the Holdco Reorganization is consummated on or prior to the Alliance Boots Acquisition Closing Date), the Revolving Credit Agreement or any note issued in accordance therewith.

The foregoing description of the Revolving Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Revolving Credit Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Some of the lenders under the Revolving Credit Agreement and/or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending and/or commercial banking services, or other services for Walgreens, Walgreens Boots Alliance and their respective subsidiaries, for which they have received, and may in the future receive, customary compensation and expense reimbursement.

Amendment to Agreement and Plan of Merger

On December 23, 2014, Walgreens Boots Alliance entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated as of October 17, 2014 (the “Reorganization Merger Agreement”), by and among Walgreens, Walgreens Boots Alliance, and Ontario Merger Sub, Inc., (“Merger Sub”), pursuant to which Merger Sub will merge with and into Walgreens (the “Reorg Merger”) and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance. The Amendment modified the definition of “Effective Time” to provide that the Reorg Merger will become effective at 12:01 a.m. Central Standard Time on December 31, 2014, subject to the due filing of Articles of Merger with the Secretary of State of Illinois. The Amendment also clarified that each fraction of a share of Walgreens common stock, par value $0.078125 per share, issued and outstanding immediately prior to the Reorg Merger will be converted into and exchanged for an equivalent fraction of a share of Walgreens Boots Alliance common stock, par value $0.01 per share (“Walgreens Boots Alliance Common Stock”) in the Reorg Merger. The Amendment also provided that the articles of incorporation and bylaws of Walgreens, as in effect immediately prior to the Effective Time, will remain in effect as the articles of incorporation and bylaws of the Surviving Company (as defined in the Reorganization Merger Agreement) until thereafter amended in accordance with the applicable law and the applicable provisions of the articles of incorporation and bylaws.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01.	Other Events.

In connection with the Reorg Merger, on December 19, 2014, Walgreens issued a press release announcing that it had notified the New York Stock Exchange (“NYSE”) and the Chicago Stock Exchange (“CHX”) of its intention to voluntarily withdraw its common stock from listing on both the NYSE and the CHX and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) solely in respect of such exchanges upon the closing of the Reorg Merger. Walgreens’ proposed delisting is contingent upon the closing of the Reorg Merger, which is subject to, among other conditions, the receipt of shareholder approval.

Walgreens also announced on December 19, 2014 that it intends to apply to list the shares of Walgreens Boots Alliance Common Stock to be issued in the Reorg Merger on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “WBA” following the closing of the Reorg Merger. The new CUSIP number for Walgreens Boots Alliance Common Stock will be 931427 108. Listing will be subject to the closing of the Reorg Merger and to Walgreens Boots Alliance satisfying the listing requirements of Nasdaq.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, Walgreens will hold a special meeting of shareholders on December 29, 2014 relating to, among other things, the Reorg Merger and the issuance of shares of common stock in connection with the acquisition of the remaining 55% of Alliance Boots that Walgreens does not currently own (the “Step 2 Acquisition”). Subject to Walgreens’ receipt of shareholder approval of the Reorg Merger and the share issuance in connection with the Step 2 Acquisition, and the satisfaction of other closing conditions, WBA expects to complete the Reorg Merger and the Step 2 Acquisition on December 31, 2014.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit	Description

2.1	Amendment No. 1 dated December 23, 2014, to the Agreement and Plan of Merger, dated October 17, 2014, by and among Walgreen Co., Walgreens Boots Alliance, Inc., and Ontario Merger Sub, Inc.

10.1	Revolving Credit Agreement, dated as of December 19, 2014, among Walgreen Co., Walgreens Boots Alliance, Inc., the lenders from time to time party thereto and Mizuho Bank, Ltd., as administrative agent

99.1	Walgreen Co. press release issued on December 19, 2014

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by Walgreens’ shareholders may not be obtained; the risk of a material adverse change that

Walgreens or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with Walgreens’ ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to Walgreens and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of Walgreens’ most recent Form 10-K, as amended, which is incorporated herein by reference, and in other documents that Walgreens or WBA files or furnishes with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreens and Alliance Boots GmbH, WBA has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended, was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WALGREENS BOOTS ALLIANCE, INC.

Date: December 23, 2014	By:	/s/ Thomas J. Sabatino, Jr.

	Title:	Vice President and Secretary